SECURITIES AND EXCHANGE COMMISSION

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SEC MAIL PROCESSING SECTION RECEIVED MAR 2006 WASH. D.C. 199

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66515

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING DECEMBER 1, 2004 (MM/DD/YY) AND ENDING NOVEMBER 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SAMURAI TRADING, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 MADISON AVENUE 5TH FLOOR
(No. And Street)

NEW YORK,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER CARROLL (646) 765-4704
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 06 2006
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

AB 3/28/06
4/4
MK 6/5

OATH OR AFFIRMATION

I, CHRISTOPHER CARROLL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAMURAI TRADING, LLC, as of NOVEMBER 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

MANAGING MEMBER
Title

PHILIP AGISIM
Notary Public, State of New York
No. 31-4959915
Qualified in New York County
Commission Expires Dec. 19, 1997

attested
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

SAMURAI TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2005

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Member of
Samurai Trading, LLC:

We have audited the accompanying statement of financial condition of Samurai Trading, LLC (the "Company") as of November 30, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Samurai Trading, LLC as of November 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 13, 2006

SAMURAI TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2005

ASSETS

Cash	$ 5,963
Securities owned, at market value	5,592,664
Due from broker	12,502,916
Other asset	1,400
TOTAL ASSETS	$ 18,102,943

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Securities sold, but not yet purchased, at market value	$ 15,625,988
Accrued expenses payable	19,500
TOTAL LIABILITIES	15,645,488
Member's capital	2,457,455
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 18,102,943

The accompanying notes are an integral part of this financial statement.

SAMURAI TRADING, LLC
NOTES TO FINANCIAL STATEMENT
NOVEMBER 30, 2005

NOTE 1 - GENERAL

Organization and Nature of Business:

Samurai Trading, LLC (the "Company") was organized in the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. (NASD), the Boston Stock Exchange (BOX), the Chicago Board of Options Exchange (CBOE), the International Securities Exchange (ISE) and the Pacific Stock Exchange (PCX) acting as an options principal market maker. The Company operates off the floor of these various exchanges trading in a variety of options as well as the underlying equities.

The Company's depository and clearing functions are handled by another broker-dealer pursuant to a clearance agreement with that broker-dealer.

The books and records of the Company are kept on an accrual basis and follow trade-date accounting in accordance with accounting principles generally accepted in the United States of America.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles general accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

The Company's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices that may differ from the market value reflected on the statement of financial condition. In most cases, the Company limits its risks by holding offsetting security or option positions.

NOTE 2 - INCOME TAXES

Since the Company is considered a "disregarded entity" for income tax purposes, no provision for income taxes is made at the Company's subsidiary level.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital, as defined and that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At November 30, 2005, the Company's net capital and excess net capital were $1,506,826 and $1,406,826, respectively.

NOTE 4 - SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to a transaction to perform (credit risk) exceed the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the counter party with which it conducts business.

NOTE 5 - OTHER ASSET

Included in other asset on the statement of financial condition is a prepaid expense for the Company's WebCRD account with the NASD.

NOTE 6 - DERIVATIVE FINANCIAL INSTRUMENTS

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. These instruments include puts and calls written on stock, and obligation arising from securities sold, but not yet purchased. The Company's activities include the purchase and sale of derivative financial instruments in the form of equity and index options and futures. These derivatives are used for trading purposes and for managing risks associated with the portfolio of securities. The Company's core trading positions involve risk-defined hedged strategies. Accordingly, management believes that any risk is significantly minimized through its hedging strategies. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs. All derivative gain or loss resulting from equity positions is reported in net trading income (loss).